U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Matthew Fisher
        3539 West 4050 South, West Valley City, UT 84119
2.  Date of Event Requiring Statement (Month/Date/Year): 10/05/01
3.  IRS or Social Security Number of Reporting Person (Voluntary):
4.  Issuer Name and Ticker or Trading Symbol:
        Powerball International, Inc. (PRBL)
5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title:
6.  If Amendment, Date of Original (Month/Day/Year):
7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common stock
2. Amount of Securities Beneficially Owned: 22,220 shares
3. Ownership Form: Direct(D)or Indirect(I): (D)
4.  Nature of Indirect Beneficial Ownership: n/a

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: Options
2. Date Exercisable (Month/Day/Year):
     (i)  10/05/01
     (ii) 01/01/00
   Expiration Date(Month/Day/Year):
     (i)  10/05/04
     (ii) 01/01/06
3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):
     (i)   15,000
     (ii)  10,000
4. Conversion or Exercise Price of Derivative Security:
     (i)   $1.50 per share
     (ii)  $3.00 per share
5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): (D)
6. Nature of Indirect Beneficial Ownership: n/a

Explanation of Responses: On October 5, 2001, Matthew Fisher was appointed to the board of directors.

Signature of Reporting Person: Matthew Fisher
Date: 11/20/01